Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 8679 MKUTNER@sidley.com

August 7, 2020

Jennifer Hardy
U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F. Street, N.E.
Washington, DC 20549

Re:	First Eagle Funds (the “Funds” or the “Trust”)
File Nos.: 033-63560 and 811-7762
Post-Effective Amendment No. 94 to the Trust’s Registration Statement on Form N-1A

Dear Ms. Hardy:

Thank you for your comments regarding Post-Effective Amendment No. 94 to the Trust’s registration statement on Form N-1A, filed with the Securities and Exchange Commission on June 12, 2020 (the “PEA”). The PEA was filed for the purpose of effecting certain changes with respect to the First Eagle Fund of America (the “Fund”), a series of the Trust. This letter responds to your comments, which you provided to us by telephone on July 24, 2020.

Below, we describe changes the Trust will make to the registration statement in response to the Staff’s comments, generally described by reference to where the responsive disclosures will appear in the filing.

We anticipate making the applicable changes in a filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended, on or about August 14, 2020, with an immediate effective date. All text changes described below will be implemented substantially as noted here, though some variation in the final filing may be appropriate. On or about August 10, 2020, we also expect to file a post-effective amendment to the PEA delaying the effectiveness of the PEA to on or about August 14, 2020.

Capitalized terms used, but not otherwise defined, have the meaning ascribed to them in the PEA.

1.	COMMENT: You asked that the Fund please provide its responses to the Staff’s comments on EDGAR no later than five business days prior to the effective date of the filing to give the Staff adequate time to review the Fund’s responses. You also asked that the Fund respond to the Staff’s comments either by including the pages of the registration statement

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with the revised disclosure in the Fund’s correspondence filing, or by clearly indicating in the correspondence the revised disclosure.

RESPONSE: The Fund’s responses to the Staff’s comments are included herein, and are either indicated by reference to a heading in the registration statement, or described within the applicable response.

2.	COMMENT: You noted that where a comment is made to one section of the registration statement, the comment is applicable to all similar disclosure appearing elsewhere in the registration statement.

RESPONSE: The Fund will incorporate the Staff’s comments throughout the registration statement. Where a comment made to the Fund’s disclosure affects similar disclosure for other series of the Trust contained elsewhere within the registration statement, we have indicated in the applicable responses that the Trust will incorporate such changes in the filing or at the time of its next annual registration statement update.

3.	COMMENT: With respect to the Acquired Fund Fees and Expenses (“AFFE”) line item on page 4 of the PEA, you asked that the Fund please disclose the principal strategy as to investments in other investment companies in both the summary and in response to Item 9 of Form N-1A strategy disclosures, including the associated risk disclosures, or explain why such disclosure should not be included.

RESPONSE: The Fund does not consider investments in other investment companies to be a principal investment strategy. Accordingly, the Fund respectfully declines to include investments in other investment companies in the summary and in response to Item 9 of Form N-1A, including the associated risk disclosures.

The Fund notes that the registration statement will contain the completed Fees and Expenses table, which will include AFFE of 0.01% for each of the Fund’s share classes.

4.	COMMENT: With respect to the footnote to the Fees and Expenses table indicated by “**,” and in particular the sentence “Any such repayment must be made within three years after the year in which FEIM incurred the expense,” you asked that the phrase “after the year in which FEIM incurred the expense” be revised to “from the date such amount was initially waived or reimbursed.”

With respect to the clause “provided that repayment does not cause annual operating expenses to exceed 0.90%, 1.65%, 0.90%, 0.65%, 1.00%, 0.75%, 0.65% and 0.65% of the class’ average net assets, respectively,” you asked that the Fund state that it may only make repayment to the adviser if such repayment does not cause the Fund’s expense ratio

(after the repayment is taken into account) to exceed either: 1) the expense cap in place at the time such amounts were waived; or 2) if applicable, the Fund’s then-current expense cap.

You also asked that that corresponding disclosure be added or revised later in the Prospectus in response to Item 10 of Form N-1A and the Statement of Additional Information (“SAI”).

RESPONSE: The Fund respectfully declines to make the change in response to the Staff’s Comment regarding the phrase “after the year in which FEIM incurred the expense.” The Fund believes that the disclosures are accurate and consistent with the terms of the expense limitation arrangement in place for the Fund. Under the expense limitation agreement, FEIM has agreed to waive its fees or reimburse the Fund in order to limit the Fund’s annual operating expenses to the stated expense ratios, as calculated on a per annum basis. While the Fund will attempt to estimate the amounts to be waived or reimbursed by FEIM via accruals made throughout the term of the expense limitation arrangement, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by FEIM until the full year is completed. For example, the Fund may experience a significant increase in asset levels during the term of the expense limitation agreement and may accrue an expense waiver over the first few months of the term, but later determine that such expense waiver is not actually required if the Fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the Fund initially accrued for an expense waiver, FEIM would not actually waive any of its fees during the term.

Similarly, whether FEIM may recoup its previously waived fees or reimbursed expenses cannot be determined until the full term of the expense limitation agreement is completed. Only if the Funds annual expense ratios are below the agreed upon limits is FEIM eligible for recoupment of its previously waived fees/reimbursed expenses. Further, under the terms of the expense limitation agreement, such amounts are only eligible for recoupment if they are within the three years following the year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the term. Therefore, any recoupment by FEIM would occur within three years of that date.

The Fund will revise the applicable portions of the footnote to read: “The Fund has agreed that each of Classes A, C, Y, I, R3, R4, R5 and R6 will repay FEIM for fees and expenses waived or reimbursed for the class provided that repayment does not cause annual operating expenses (after the repayment is taken into account) to exceed either: (1) 0.90%, 1.65%, 0.90%, 0.65%, 1.00%, 0.75%, 0.65% and 0.65% of the class’ average net assets, respectively; or (2) if applicable, the then-current expense limitations. Any such repayment must be made within three years after the year in which FEIM incurred the expense.”

The Fund will make the corresponding change to the SAI.

5.	COMMENT: With respect to page 5 of the PEA and the section titled “Portfolio Turnover Rate,” you asked that the following be deleted: “This rate reflects the Fund’s portfolio turnover prior to its change of investment objective and principal investment strategy. Under its current investment objective and principal investment strategy, the Fund may experience higher (or lower) portfolio turnover.” You noted that this disclosure is neither required nor permitted.

RESPONSE: The Fund will delete the sentences quoted above in the section titled “Portfolio Turnover Rate.”

6.	COMMENT: With respect to the Fund’s Principal Investment Strategies disclosures on page 6 of the PEA, you asked that the Fund’s investments in debt instruments be specified (e.g., bank loans, corporate bonds, asset backed and mortgage backed securities) and if it includes floating rate debt securities, you asked that the Fund provide a risk about LIBOR similar to the disclosure included on page 21 of the SAI. You also asked that the Fund disclose the associated principal risks for all types of debt instruments that are part of the Fund’s principal investment strategy.

RESPONSE: The Fund will include additional disclosure in the Principal Investment Strategies section to include a specific reference to corporate bonds. The Fund will also include corresponding risk disclosure for corporate bonds in the Principal Investments Risks section. The Trust will incorporate similar changes, as applicable, with respect to its other series contained within its registration statement either in the filing or at the time of its next annual update.

7.	COMMENT: With respect to the Fund’s statement that it will invest to a lesser extent in foreign equity instruments, you asked whether the Fund invests in foreign equity instruments through depositary receipts or in foreign currency. If so, you asked that the Fund state this and include the appropriate associated risk disclosure.

RESPONSE: The Fund will revise the disclosure to state the following: “To achieve its objective of capital appreciation and current income, under normal circumstances Fund of America will primarily invest in domestic stocks and, to a lesser extent, debt and foreign equity instruments (including American Depositary Receipts, Global Depositary Receipts and European Depositary Receipts, and through foreign currency).” The Fund will also include corresponding risk disclosure for depositary receipts and foreign currency. The Trust will incorporate similar changes, as applicable, with respect to its other series contained within its registration statement at the time of its next annual update.

8.	COMMENT: With respect to the Fund’s investments in equity securities (i.e. common stocks, preferred stocks, convertible securities and warrants), you asked that the Fund include appropriate risk disclosure for all of the equity securities noted.

RESPONSE: The Fund will include the following additional Principal Investment Risks: Equity Risk (which risk includes disclosure about the risks associated with investments in common stock), Preferred Stock Risk, Convertible Security Risk and Warrants Risk. The Trust will also include similar disclosure, as applicable, with respect to its other series contained within its registration statement either in the filing or at the time of its next annual update.

9.	COMMENT: With respect to the Fund’s investments in convertible securities, you asked that the Fund revise its disclosure to state that convertible securities will be counted as equity only if they are “in-the-money” at the time of purchase.

RESPONSE: The Fund will revise the disclosure in Principal Investment Strategies to include the following: “Normally, at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) are invested in domestic equity and debt instruments. Such investments include common stock, hybrid instruments such as preferred stock and convertible securities, warrants, corporate bonds, repurchase agreements, real estate investment trusts and derivatives.”

Since the revised disclosure will remove “convertible securities” from the definition of an “equity security” (and instead includes it as a “hybrid instrument”), the Fund believes that the Staff’s requested change is no longer necessary.

10.	COMMENT: With respect to the Fund’s investments in hybrid and options securities, you asked that the Fund describe these with greater specificity.

RESPONSE: With respect to hybrid instruments, the Fund respectfully refers the Staff to its response to Comment 9 above.

With respect to the Fund’s investments in options securities, the Fund refers the Staff to the following disclosure in Principal Investment Strategies: “The Fund may enter into options on securities and on stock indices to limit the Fund’s investment risk and augment its investment return. Further, the Fund may write “covered” call options on equity or debt securities and on stock indices in seeking to enhance investment return and to hedge against declines in the prices of portfolio securities. The Fund also may write put options to enhance investment return or to hedge against increases in the prices of securities which it intends to purchase. The Fund also may write call options on broadly based stock and bond market indices if at the time of writing it holds a portfolio of stocks or bonds listed on such index to hedge against potential declines in prices.”

11.	COMMENT: With respect to the last two sentences of the first paragraph of the Fund’s principal investment strategy, you asked that the Fund expand upon the disclosure in response to Item 9 of Form N-1A, including providing examples of: “conservative capital structure; prudent management; and attractive financial metrics.”

RESPONSE: The Fund will revise the disclosure to include the following: “In selecting companies for investment, the Adviser seeks to identify what it considers to be high quality companies. While a company selected for investment may not meet all of these characteristics, the Adviser considers a high quality company to demonstrate, in the opinion of the Adviser, some or all of the following: durable competitive advantage(s); conservative capital structure (e.g., a strong balance sheet with low leverage ratios in terms of working capital and cash flows); prudent management (e.g., shareholder-centric considerations of capital expenditures, mergers and acquisitions activity, and dividends and share repurchases); and attractive financial metrics (e.g., a strong business model as gauged by greater return on invested capital (ROIC), return on assets (ROA), return on equity (ROE) and net income (NI) to free cash flow (FCF)).”

12.	COMMENT: With respect to the second paragraph of the Fund’s principal investment strategy and its discussion of its use of derivatives, you asked that the Fund specify the purpose of these derivatives.

RESPONSE: The Fund respectfully refers the Staff to the disclosure in Principal Investment Strategies that states that the Fund will use the derivatives to “to limit the Fund’s investment risk and augment its investment return.”

13.	COMMENT: With respect to the third paragraph of the Fund’s principal investment strategy that begins with “In addition,….,” you asked that the Fund remove the disclosure if such investments are not principal investment strategies for the Fund.

RESPONSE: The Fund respectfully declines to remove the above-referenced disclosure from the Fund’s Principal Investment Strategies. The Fund notes that it will include the following Principal Investment Risks, in addition to Options Risk: Derivatives Risk and Swaps Risk.

14.	COMMENT: With respect to the fifth paragraph of the Fund’s principal investment strategy that begins with “The investment philosophy….,” and the disclosure beginning with the sentence “In particular,….,” you asked that this disclosure be revised into plain English to explain the Fund’s “intrinsic value” approach.

RESPONSE: The Fund respectfully declines to make any changes to the statements referenced above at this time. The Fund believes the disclosure is clear, concise and understandable, and effectively conveys the Adviser’s “value” investment philosophy.

The Fund will, however, revise the SAI to include the following additional risk disclosure: “Value Investment Strategy. An investment made at a perceived “margin of safety” or “discount to intrinsic or fundamental value” can trade at prices substantially lower than when an investment is made, so that any perceived “margin of safety” or “discount to value” is no guarantee against loss. “Value” investments, as a category, or entire industries or sectors associated with such investments, may lose favor with investors as compared to those that are more “growth” oriented. In such an event, the Fund’s investment returns would be expected to lag relative to returns associated with more growth-oriented investment strategies. Investing in or having exposure to “value” securities presents the risk that the securities may never reach what the Adviser believes are their full market values, either because the market fails to recognize what the Adviser considers to be the security’s true value or because the Adviser misjudged that value.”

15.	COMMENT: With respect to the last paragraph of the Fund’s principal investment strategy and investments in high yield bonds, you asked that the Fund disclose that high yield bonds are commonly referred to as “junk” bonds.

RESPONSE: The Fund will revise the disclosure to include the following: “However, the Fund has no current intention of investing more than 5% of its net assets in debt instruments that are below investment grade (commonly referred to as “high yield” or “junk” bonds).”

The Trust will also include similar disclosure, as applicable, with respect to its other series contained within its registration statement.

16.	COMMENT: With respect to the Fund’s principal investment risks, you asked that the Fund provide risks associated with investing in common stock, preferred stock, convertible securities and warrants to the extent such investments are considered a principal investment strategy.

RESPONSE: The Fund will include the following additional Principal Investment Risks: Equity Risk (which risk includes common stock), Preferred Stock Risk, Convertible Security Risk and Warrants Risk. The Trust will incorporate similar changes, as applicable, with respect to its other series contained within its registration statement at the time of its next annual update.

17.	COMMENT: With respect to the Fund’s Diversification Risk, you asked that the Fund disclose in its principal investment strategy that it is non-diversified.

RESPONSE: The Fund will revise Principal Investment Strategies to include the following: “As a non-diversified mutual fund, the Fund can invest a greater percentage of its assets in a small group of issuers or any one issuer than a diversified fund can.”

18.	COMMENT: With respect to the Fund’s principal investment risks, you asked the Fund to include dividend risk, call risk and prepayment risk.

RESPONSE: The Fund will include the following additional Principal Investment Risks: Dividend Risk, Call Risk and Prepayment Risk. The Trust will incorporate similar changes, as applicable, with respect to its other series contained within its registration statement at the time of its next annual update.

19.	COMMENT: With respect to the Fund’s Credit and Interest Rate Risk, you noted that the Fund mentions “duration.” You asked that the Fund define duration and provide an example.

RESPONSE: The Fund will revise the disclosure to include the following: “Credit and Interest Rate Risk — The value of the Fund’s portfolio may fluctuate in response to the risk that the issuer of a bond or other instrument will not be able to make payments of interest and principal when due. The Fund may invest in debt instruments that are below investment grade, commonly known as “high yield” or “junk” bonds, which are considered speculative, and carry a higher risk of default. In addition, fluctuations in interest rates can affect the value of debt instruments held by the Fund. A debt instrument’s “duration” is a way of measuring a debt instrument’s sensitivity to a potential change in interest rates. An increase in interest rates tends to reduce the market value of debt instruments, while a decline in interest rates tends to increase their values. Generally, debt instruments with long maturities and low coupons have the longest durations. Longer-duration instruments tend to be more sensitive to interest rate changes than those with shorter durations.

The Trust will also include similar disclosure, as applicable, with respect to its other series contained within its registration statement.

20.	COMMENT: With respect to the Fund’s Small and Medium-Size Company Risk, you asked that the Fund also include a large-size company risk.

RESPONSE: The Fund will revise the disclosure to include the following: “Large-Size Company Risk — The Fund may invest in larger, more established companies, the securities of which may be unable to respond quickly to new competitive challenges like changes in consumer tastes or innovative smaller competitors. Larger companies are sometimes unable to attain the high growth rates of successful, smaller companies, especially during extended periods of economic expansion. The Fund considers large companies to be companies with market capitalizations of $10 billion of greater.” The Fund will also include Large-Size Company Risk in response to Item 9.

The Trust will incorporate similar changes, as applicable, with respect to its other series contained within its registration statement at the time of its next annual update.

21.	COMMENT: With respect to the Fund’s Option Risk, you asked that the Fund provide risks for all of the derivative instruments in which it intends to invest as part of its principal investment strategy (i.e. futures, swaps (interest rate, credit default, currency, equity, fixed income and index) and related caps, floors and collars.

RESPONSE: The Fund will include the following additional Principal Investment Risks: Derivatives Risk and Swaps Risk. The Trust will incorporate similar changes, as applicable, with respect to its other series contained within its registration statement at the time of its next annual update.

22.	COMMENT: With respect to the Fund’s Foreign Investment Risk, you noted that “Brexit” risk disclosure is included in the Fund’s SAI. You asked that if the Fund has significant investment exposure to the United Kingdom or the European Union, it include Brexit risk as a principal investment risk and in response to Item 9 of Form N-1A.

RESPONSE: The Fund will revise Foreign Investment Risk to include the following: “The Fund’s investments may also subject it to the risks associated with investing in the European markets, including the risks associated with the United Kingdom’s exit from the European Union (“Brexit”).”

The Fund will also include the following additions to Foreign Investment Risk in response to Item 9 of Form N-1A: “A number of countries in the European Union (the “EU”) have experienced, and may continue to experience, severe economic and financial difficulties, increasing the risk of investing in the European markets. Pursuant to an agreement setting out the terms on which the United Kingdom may leave the European Union (“Brexit”), the United Kingdom formally withdrew from the EU, effective January 31, 2020, and entered into a transition period. During this transition period, the United Kingdom is expected to renegotiate its political and economic relationships with the EU and other countries. As a result of the original referendum and other geopolitical developments leading to Brexit, the financial markets experienced increased levels of volatility and it is likely that, in the near term, Brexit will continue to bring about higher levels of uncertainty and volatility. During this period of uncertainty, the negative impact on not only the United Kingdom and European economies, but the broader global economy, could be significant, potentially resulting in increased market and currency volatility (including volatility of the value of the British pound sterling relative to the United States dollar and other currencies and volatility in global currency markets generally), and illiquidity and lower economic growth for companies that rely significantly on Europe for their business activities and revenues. To the extent a Fund has exposure to European markets or to transactions tied to the value of the euro, these events could negatively affect the value and liquidity of the Fund’s investments. All of these developments may continue to significantly affect the economies of all EU countries, which in turn may have a material adverse effect on a Fund’s investments in such countries, other countries that depend on EU countries for significant amounts of trade or investment, or issuers with exposure to debt issued by certain EU countries.”

23.	COMMENT: With respect to the Fund’s Real Estate Industry Risk, you asked that if the Fund invests in real estate investment trusts (“REITs”), it be included in the Fund’s principal investment strategy. You asked that the risk be deleted if the Fund’s principal investment strategy does not include REITs.

RESPONSE: The Fund respectfully refers the Staff to its response to Comment 9 above.

24.	COMMENT: With respect to the Fund’s Strategy Transition Risk, you asked that the Fund also discuss portfolio turnover risk associated with the repositioning of the Fund in response to Items 9 and 16(e) of Form N-1A.

RESPONSE: The Fund will revise the disclosure to read as follows: “Strategy Transition Risk — During the transition of the Fund to its current investment objective and principal investment strategies, it is expected that the Fund will not be as invested in income producing securities as will be the case once the transition is complete. The Fund may be subject to a “ramp-up” period, during which it may not be fully invested or able to meet its investment objective or principal investment strategies.

Portfolio Turnover Risk — The Fund is expected to engage in frequent trading of its portfolio securities as part of the transition to its current investment objective and principal investment strategy (as portfolio securities associated with the prior objective and strategy are sold). Higher portfolio turnover may result in increased transaction costs to the Fund, including brokerage commissions, dealer mark-ups and other transaction costs on the sale of the securities and on reinvestment in other securities. The sale of Fund portfolio securities may result in the realization and/or distribution to shareholders of higher capital gains or losses as compared to a fund with less active trading policies. These effects of higher than normal portfolio turnover may adversely affect Fund performance. The Fund may liquidate investments at a less favorable price and on less favorable terms than if it would if the Fund were able to retain such investments for a longer period of time. The risk of loss increases in times of overall market turmoil or declining prices. The Fund’s portfolio turnover rate of 26.42% of the average value of its portfolio, reported for the last fiscal year-end, reflects the Fund’s portfolio turnover prior to its change of investment objective and principal investment strategy. Under its current investment objective and principal investment strategy, the Fund may experience higher (or lower) portfolio turnover. FEIM has agreed to bear the costs associated with transition-related portfolio turnover (e.g., broker commissions and dealer mark-ups and other transaction costs on the sale of securities and reinvestment in other securities).”

25.	COMMENT: Since the Fund’s fiscal year end is other than a calendar year, you asked that the Fund include the year-to-date return information as of the end of the most recent fiscal quarter as a footnote to the bar chart in response to Item 4(b)(2)(ii) of Form N-1A.

RESPONSE: The Trust will revise the disclosure to include year-to-date return information as of June 30, 2020 as a footnote to each bar chart in the registration statement.

26.	COMMENT: You noted that Form N-1A provides that the principal investment strategy disclosure required by Item 4 in the summary should be based on the information given in response to Item 9 and should be a summary of that information. You noted that if the Fund’s position is that it discloses everything about its principal investment strategy in the summary, then the Fund has not provided a summary or followed the layered disclosure regime adopted by the Commission. See the 2014 Guidance regarding mutual fund enhanced disclosure. Please revise to provide more fulsome disclosure in response to each Item 9 requirement.

RESPONSE: The Fund will revise the disclosure consistent with the Staff’s comment. The Trust will incorporate similar changes, as applicable, with respect to its other series contained within its registration statement at the time of its next annual update.

27.	COMMENT: With respect to the Fund’s principal investment risks disclosure beginning on page 11 of the PEA, you asked that the Fund apply the comments to Item 4 of Form N-1A responses. You noted that all principal investment risk disclosure along with all corresponding principal investment strategy disclosure that is listed here should be in the summary and vice versa.

RESPONSE: The Fund will make the corresponding revisions to the disclosure.

28.	COMMENT: With respect to the Fund’s Foreign Investment Risks on page 11 of the PEA, you noted the reference to “emerging markets, as described below.” You also noted that there is no emerging markets risk included. You asked that the Fund please clarify this disclosure. You also asked that if the Fund has a principal investment strategy to invest in emerging markets securities, that it include this disclosure in its principal investment strategy and principal risks disclosure, including China risks, in response to Items 9 and 4 of Form N-1A.

RESPONSE: The Fund notes that the Foreign Investment Risks disclosure on page 11 of the PEA applies to all of the series of the Trust, which prospectuses will be included in the Trust’s Post-Effective Amendment filed pursuant to Rule 485(b). Accordingly, the Fund believes that no changes are necessary. The Fund further clarifies for the Staff that investments in emerging markets are not a principal investment strategy for the Fund.

29.	COMMENT: With respect to the Fund’s Prepayment Risk on page 12 of the PEA, you noted the Fund’s discussion of mortgage-backed securities. You asked that the Fund describe mortgage-backed securities in its principal investment strategy or delete the risk. You also noted that this comment applies to asset-backed securities and bank loans.

RESPONSE: The Fund notes that the Prepayment Risk disclosure on page 12 of the PEA applies to all of the series of the Trust, which prospectuses will be included in the Trust’s Post-Effective Amendment filed pursuant to Rule 485(b). Accordingly, the Fund believes that no changes are necessary. The Fund further clarifies for the Staff that investments in mortgage-backed and asset-backed securities and bank loans are not a principal investment strategy for the Fund.

30.	COMMENT: With respect to the Fund’s Bank Loan Risk, you asked that the Fund disclose that it may take longer than seven days for transactions in bank loans to settle, which means it could take the Fund significant time to get its money after selling its investments. You also asked the Fund to disclose how it intends to meet short-term liquidity needs, which may arise as a result of this settlement period. In addition, you asked that the Fund disclose that bank loans may not be securities subject to the protection of federal securities laws and include LIBOR risk and covenant-lite risk, as applicable.

RESPONSE: The Trust will revise the disclosure to include the following: “Bank Loan Risk — The Fund may invest in bank loans. These investments potentially expose the Fund to the credit risk of the underlying borrower, and in certain cases, of the financial institution. The Fund’s ability to receive payments in connection with the loan depends primarily on the financial condition of the borrower. Even investments in secured loans present risk, as there is no assurance that the collateral securing the loan will be sufficient to satisfy the loan obligation. Transactions involving bank loans have significantly longer settlement periods (e.g., longer than seven days) than more traditional investments. While the Funds maintain access to a line of credit with a financial institution for short-term credit needs, the sale proceeds related to the sale of loans may not be available to make additional investments or to meet the Fund’s redemption obligations until potentially a substantial period after the sale of the loans. In addition, loans are not registered under the federal securities laws like stocks and bonds, so investors in loans have less protection against improper practices than investors in registered securities. The market for bank loans may be illiquid and the Fund may have difficulty selling them. In addition, bank loans often have contractual restrictions on resale, which can delay the sale and adversely impact the sale price. In some instances, other accounts managed by the Adviser or an affiliate may hold other securities issued by borrowers whose loans may be held in the Fund’s portfolio. If the credit quality of the issuer deteriorates, the Adviser may owe conflicting fiduciary duties to the Fund and other client accounts. At times, the Fund may decline to receive non-public information relating to loans, which could disadvantage the Fund relative to other investors. Alternatively, the Adviser may come into possession of material, non-public information about the issuers of loans that may be held in the Fund’s portfolio. The

Adviser’s ability to trade in these loans for the account of the Fund could be limited by its possession of such information. Limitations on the Adviser’s ability to trade could have an adverse effect on the Fund by preventing the Fund from selling a loan that is experiencing a material decline in value.

Some covenant-lite loans tend to have fewer or no financial maintenance covenants and restrictions. A covenant-lite loan typically contains fewer clauses which allow an investor to proactively enforce financial covenants or prevent undesired actions by the borrower/issuer. Covenant-lite loans also generally provide fewer investor protections if certain criteria are breached. A Fund may experience losses or delays in enforcing its rights on its holdings of covenant-lite loans.

A Fund may invest in certain debt securities, derivatives or other financial instruments that utilize the London Inter-bank Offered Rate, or “LIBOR,” as a “benchmark” or “reference rate” for variable interest rate calculations. In July 2017, the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced a desire to phase out the use of LIBOR by the end of 2021. Although financial regulators and industry working groups have suggested alternative reference rates, global consensus is lacking and the process for amending existing contracts or instruments to transition away from LIBOR remains unclear. Uncertainty and risk also remain regarding the willingness and ability of issuers and lenders to include enhanced provisions in new and existing contracts or instruments. Consequently, the transition away from LIBOR may lead to increased volatility and illiquidity in markets that are tied to LIBOR, decreased values of LIBOR-related investments or investments in issuers that utilize LIBOR, increased difficulty in borrowing or refinancing and diminished effectiveness of hedging strategies, adversely affecting a Fund’s performance or net asset value. Furthermore, the risks associated with the expected discontinuation of LIBOR and transition may be exacerbated if the work necessary to effect an orderly transition to an alternative reference rate is not completed in a timely manner. Because the usefulness of LIBOR as a benchmark could deteriorate during the transition period, these effects could occur prior to the end of 2021.”

31.	COMMENT: You noted that LIBOR is expected to be discontinued in 2021. You asked that the Fund either disclose the risks associated with the discontinuation of LIBOR or explain to the Staff why the Fund believes it is not a principal risk.

RESPONSE: The Fund respectfully refers the Staff to its response to Comment 30 above.

32.	COMMENT: If the Fund holds a significant amount of covenant-lite loans, you asked that the Fund revise its principal risk disclosure to include the heightened risks associated with covenant-lite loans.

RESPONSE: The Fund respectfully refers the Staff to its response to Comment 30 above.

33.	COMMENT: With respect to the Fund’s Convertible Security Risk on page 12 of the PEA, you asked that the Fund ensure that all principal investment strategies and risks are identified in the summary, briefly, and in response to Item 9 of Form N-1A in more detail.

RESPONSE: The Fund will revise the disclosure consistent with the Staff’s comment. The Trust will incorporate similar changes, as applicable, with respect to its other series contained within its registration statement at the time of its next annual update.

34.	COMMENT: With respect to the Management Fee described on page 14 of the PEA, you asked that the Fund provide disclosure about the fee waiver and reimbursement provision consistent with the Staff’s earlier comment.

RESPONSE: The Fund will revise the disclosure consistent with it response to Comment 4 above.

35.	COMMENT: With respect to the Fund’s Redemptions in Kind paragraph on page 27 of the PEA, you asked the Fund to confirm if redemptions in kind are pro rata slices of portfolio assets, individual securities or representative security baskets. See Item 11(c)(8) of Form N-1A and the SEC Adopting Release for Rule 22a-4 under the Investment Company Act of 1940.

RESPONSE: The Trust will revise the disclosure to include the following: “The Funds normally pay redemption proceeds in cash up to $250,000 or 1% of a Fund’s total value, whichever is less. The Trust reserves the right to make higher redemption payments in the form of marketable securities or, as needed, other traded assets, which is known as a “redemption in kind.” If your shares are redeemed in kind, the securities distributed to you will as closely as practicable represent your pro rata share of the Fund’s securities, with a cash component substituted for securities or other assets that are less readily distributable. You should expect to incur transaction costs upon the disposition of the securities received in the distribution. Such securities remain subject to market risk until they are sold. You may recognize capital gain or loss upon the disposition of such securities.”

36.	COMMENT: With respect to the Fund’s Financial Highlights beginning on page 36 of the PEA, you asked that the Fund provide Financial Highlight information for the period between the end of the Fund’s latest fiscal year and the date of the latest balance sheet or statement of assets and liabilities. See Instruction 1(a) to Item 13 of Form N-1A.

RESPONSE: The Trust will include financial information for the semi-annual period ended April 30, 2020 in the Financial Highlights.

37.	COMMENT: With respect to the Fund’s SAI, you noted that the SAI was reviewed generally only with respect to the Fund. You noted that the SAI incorporates by reference the Fund’s financial statements. You asked that the auditor’s consent be provided as to each fund’s financials that are incorporated by reference. If only the Fund’s financials will be included, you asked that the disclosure be revised accordingly.

RESPONSE: The Trust will include the auditor’s consent as to each Fund’s financial statements incorporated by reference.

38.	COMMENT: With respect to the Fund’s Contractual Expense Limitations disclosure on page 45 of the SAI, you asked that the disclosure be revised consistent with the Staff’s earlier comment.

RESPONSE: The Fund will revise the disclosure consistent with its response to Comment 4 above.

39.	COMMENT: With respect to the signatures on page C-7 of the PEA, you noted that the registration statement must also be signed by the Trust’s Principal Executive Officer and Principal Financial Officer. You asked that the signatures be revised as appropriate. See Section 6(a) of the Securities Act of 1933, as amended.

RESPONSE: The Trust will revise the signatures as appropriate.

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Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 839-8679.

Sincerely,

/s/ Matthew Kutner

Matthew J. Kutner, Esquire (as Attorney for the Funds

cc:

Sheelyn Michael, Deputy General Counsel, First Eagle Investment Management, LLC

Nathan J. Greene, Sidley Austin LLP